Mail Stop 3561

July 31, 2007

Mr. Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
260 South Los Robles, Suite 217
Pasadena, California 91101

> **Re:**   **General Finance Corporation**
> **Amendment No. 9 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed July 5, 2007**
> **File No. 001-32845**

Dear Mr. Valenta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 97

1.   Please include the 2006 fiscal year end, since this information was included voluntarily in the prior amendment to the proxy statement. The transitional rules

Mr. Ronald F. Valenta
General Finance Corporation
July 31, 2007
Page 2

do not apply when the company has voluntarily provided prior year information
consistent with the revised executive compensation rules.

Compensation Philosophy and Objectives, page 98

2.   We note that the board directed Godfrey to review the compensation of certain
        Australian companies. If the company benchmarked the compensation of the
        CEO to these companies, clearly identify the companies and clarify how you
        benchmarked to these companies. See Item 402(b)(2)(xiv) of Regulation S-K. If
        you did not benchmark to these companies clarify the role these companies played
        in determining the compensation for the CEO.

Cash Bonus Program, page 99

3.   Specify the key performance indicators for each named executive officer and
        clarify the impact these indicators have upon the determination of the annual cash
        bonus for each named executive officer.

4.   We reissue comment eight from our letter dated July 2, 2007. We note that you
        have not provided a quantitative discussion of the terms of the necessary targets to
        be achieved for your named executive officers to earn their cash bonuses. Please
        discuss the specific performance targets used to determine incentive amounts. If
        you believe such information is confidential, provide your analysis
        supplementally. To the extent that it is appropriate to omit specific targets and
        you provide disclosure pursuant Instruction 4 to Item 402(b) of Regulation S-K,
        general statements regarding the level of difficulty, or ease, associated with
        achieving performance goals either corporately or individually are not sufficient.
        In discussing how likely it will be for the company to achieve the target levels or
        other factors, you should provide as much detail as necessary without providing
        information that poses a reasonable risk of competitive harm. We may have
        further comment.

Cash Bonus Program, page 99

5.   We note that you have established a target cash bonus. It is unclear why there is
        not a grants table, as this would appear to be a non-equity incentive plan award.

Equity-Based Incentives, page 100

6.   Clarify how the company determined the amount of options granted. See Item
        402(b)(1)(v) of Regulation S-K.

Director Compensation, page 102

7.   Add a narrative to the director compensation table discussing the standard compensation arrangements, etc. See Item 402(k)(3) of Regulation S-K.

Future Compensation Policies and Procedures, page 102

8.   Add clear disclosure discussing any payments or other benefits to the named executives that have resulted or will result from the business combination – for example, the payments for the options.

9.   Clarify how your compensation policy and procedures will change as a result of the business combination.

Pro Forma Financial Statements, page 73

10.   We note your disclosure indicating that you will determine the estimated fair values of assets and liabilities in accordance with SFAS 141 with the assistance of third party valuation specialists. Please confirm that to the extent that reference is made to the use of a valuation specialist or other expert in a registration statement or Exchange Act report, you will identify the expert used and file the consent of the expert as an Exhibit to the registration statement or Exchange Act report, as applicable.

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact David Walz at 202-551-3358 or Carlton Tartar at 202-551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at 202 551-3357, with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Dale E. Short, Esq.
       Fax (310) 201-4746